Exhibit 99.1

GENFIT announces that its Extraordinary General Meeting on second notice will be held January 25, 2021 and informs the OCEANEs holders of certain procedures for the Bondholders’ Meeting of January 25, 2021

Lille, France; Cambridge, MA; January 13, 2021 - GENFIT (Nasdaq and Euronext: GNFT), a late- stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases (the “Company”), today announces the publication in the January 13, 2021 French Bulletin des Annonces Légales Obligatoires of its convening notice for the shareholders’ extraordinary general meeting to be held on second notice on Monday, January 25, 2021, at 2:30 p.m. (Paris time) (the “Extraordinary General Meeting”) and informs holders of its bonds convertible into new shares and/or exchangeable for existing shares issued by the Company on October 16, 2017 (the “OCEANEs”) of certain changes in certain of the participation and organization procedures for the meeting of the holders of the OCEANEs of January 25, 2021, at 5:30 p.m. (Paris time) (the “Bondholders’ Meeting”).

Extraordinary General Meeting

The extraordinary general meeting convened today could not validly deliberate given the absence of required quorum, which amounted to 20.63%. As a reminder, the required quorum for the Extraordinary General Meeting to validly deliberate on second notice is 20%. In accordance with articles R.225-77 and R.225-79 of the French Code de commerce, voting cards sent to the Company, electronic votes and proxies given to the shareholders meeting on first convening remain valid for the Extraordinary Shareholders Meeting on second notice called on January 25, 2021, at 2:30 p.m. to vote on the same agenda, as long as the securities voted remain in the respective shareholders’ accounts.

The shareholders may still send their proxy forms or vote by post until January 21, 2021 at midnight (Paris time) and will be able to vote electronically on Votaccess platform starting January 14, 2021 and until January 24, 2021 at 3 p.m. (Paris time).

In accordance with the provisions of Article 4 of Ordinance no. 2020-321 of March 25, 2020, which application period has been extended and terms have been modified by the Ordinance no. 2020- 1497 of December 2, 2020, and the provisions of the decree no. 2020-1614 of December 18, 2020 extending and modifying decree n° 2020-418 of April 10, 2020 specifying the procedures for holding meetings behind closed doors (the “Decree”), the Extraordinary General Meeting will be held behind closed doors at the Company’s headquarters located Parc Eurasanté, 885 avenue

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

Eugène Avinée Loos, 59120, France, with the same agenda as the January 13, 2021 shareholders extraordinary general meeting. The resolutions that were proposed to the January 13, 2021 shareholders extraordinary general meeting remain unchanged.

The second part of the second convening notice (avis) published on January 13, 2021 French Bulletin des Annonces Légales Obligatoires no. 6 and available in the Investors & Media section of the Company’s website (https://ir.genfit.com/financial-information/shareholders-meeting) outlines the procedures by which shareholders may participate in the Extraordinary General Meeting notwithstanding the exceptional measures required in order to comply with regulatory constraints and ensure the health and safety of everyone.

The Extraordinary General Meeting will be chaired by Mr. Jean-François Mouney, Chairman of the Board of Directors.

Given the current pandemic and in accordance with the provisions of the Decree, the Company has appointed as observers (scrutateurs) of the Extraordinary General Meeting: Biotech Avenir and University of Lille, which have each accepted this appointment.

A live audio broadcast of the Extraordinary General Meeting will be available on the Company’s website (https://ir.genfit.com) and a replay will be available on the Investors section of our website (https://ir.genfit.com) under the “Events” section and on the “Shareholders Meeting” page under “Financials”, as soon as possible at the end of the Extraordinary General Meeting and at the latest before the end of the fifth business day after such Extraordinary General Meeting.

The French live broadcast will be accessible by calling +1 212 999 6659 (U.S.), +44 (0) 33 0551 0200 (UK) or +1 212 999 6659 (France) five minutes prior to the start time (Password: GENFIT).

Bondholders’ Meeting

Bondholders’ Meeting Participation

Following the publication of the Decree, the Company informs that the procedures for participation in the Bondholders’ Meeting indicated in this press release (proxy representation, written questions, composition of the Committee and broadcast details) supplement those set out in the notice (avis) published in the Bulletins des Annonces Légales Obligatoires, no. 151 dated December 16, 2020.

Due to the ongoing COVID-19 pandemic and in accordance with emergency measures imposed by the French government, the Board of Directors of the Company has decided that the Bondholders’ Meeting will be conducted behind closed doors at the Company’s headquarters located at Parc

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

Eurasanté, 885 Avenue Eugène Avinée, Loos (59120), France, without the physical presence of the holders of the OCEANEs and others who are usually entitled to attend.

Proxy representation at the Bondholders’ Meeting

In accordance with the Decree, an OCEANE holder who has chosen to be represented by a proxy of its choice must notify its appointment to BNP Paribas Securities Services, and may also revoke it until the fourth day preceding the Bondholders’ Meeting, i.e. no later than Thursday, January 21, 2021, at midnight, Paris time. The proxy holder must send its voting instructions for the exercise of its proxy as a scanned copy of the voting form, to BNP Paribas Securities Services, by e-mail to the following address: paris.bp2s.france.cts.mandats@bnpparibas.com.

The form must include the first and last name and address of the representative, the words “As a representative”, and must be dated and signed. The voting instructions are indicated in the “Voting Form”. The proxy holder must attach a copy of his proof of identity and, where applicable, a power of attorney of the legal person he represents. In accordance with the Decree and in order to be taken into account, the electronic message must be received by BNP Securities Services no later than the fourth day preceding the date of the Extraordinary General Meeting, i.e. Thursday, January 21, 2021, at midnight, Paris time.

In accordance with the provisions of the Decree, each OCEANE holder who has already voted by post, given proxy to the chairman of the Bondholders’ Meeting, or given proxy to a third party may choose another means of participation in the Bondholders’ Meeting provided that the new instruction issued by this holder reaches the Company (i) according to the terms and deadlines specified in this press release regarding the proxies given to third parties, and (ii) according to the legal terms and deadlines as specified in the notice of the Bondholders’ Meeting available on the Company's website for votes by post or proxies to the chairman for the Bondholders’ Meeting. Their initial instructions will then be revoked.

▪	Written questions at the Bondholders’ Meeting

The holders of OCEANEs are invited to send their written questions to the Company at the latest until the end of the second business day preceding the date of the Bondholders’ Meeting, i.e. January 23, 2021. The answers to these questions will be published on the Company’s website as soon as possible at the end of the Bondholders’ Meeting, and at the latest before the end of the fifth business day from the date of such Bondholders’ Meeting.

▪	Composition of the committee of the Bondholders’ Meeting

The Bondholders’ Meeting will be chaired by Mr. Edouard Narboux, Aether Financial Services, representative of the holders of the OCEANEs.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3

Given the current pandemic and in accordance with the provisions of the Decree, the Company informs that it has appointed as observers (scrutateurs) of the Bondholders’ Meeting: Syquant Capital and Polar Capital, which have each accepted this appointment.

▪	Bondholders’ Meeting broadcast details

A live audio broadcast of the Bondholders’ Meeting will be available on the Company’s website (https://ir.genfit.com) and a replay will be available at the Investors section of our website (https://ir.genfit.com) under the “Events” section and on the “Shareholders Meeting” page under “Financials”, as soon as possible at the end of the Bondholders’ Meeting and at the latest before the end of the fifth business day after such Bondholders’ Meeting.

The live broadcast will be accessible by calling +1 212 999 6659 (U.S.), +44 (0) 33 0551 0200 (UK) or +1 212 999 6659 (France) five minutes prior to the start time (Password: GENFIT).

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in ELATIVE™, a Phase 3 clinical trial evaluating elafibranor in patients with Primary Biliary Cholangitis (PBC). As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4™, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4™ technology has been licensed to LabCorp in the U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4™ technology. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release is not an advertisement and does not constitute a prospectus for the purpose of the Prospectus Regulation.

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including statements regarding our capacity to renegotiate the terms of our OCEANEs

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	4

convertible bonds and that the final terms of this proposal will be approved by the shareholders’ general meeting and general meeting of OCEANEs holders.

The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2019 Universal Registration Document filed with the AMF on 27 May 2020 under n° D.20-0503 and in Section 2 “Risk Factors” of the Company’s Amendment to the Universal Registration Document filed with the AMF on 22 December 2020 under n° D.20-0503- A01, which are available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2019 Annual Report on Form 20-F filed with the SEC on May 27, 2020. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	5

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	6